Exhibit 2.1.4

EXECUTION COPY

August 19, 2004

TIE NEWCO Holdings, LLC

c/o TECO Energy, Inc.

702 N. Franklin Street

Tampa, Florida 33601

Re:	Third Side Letter Modifying Provisions of that certain Stock Purchase and Sale Agreement (the “Purchase Agreement”) dated as of July 1, 2004 by and between PSEG Americas Inc. (the “Purchaser”) and TIE NEWCO Holdings, LLC (the “Seller”), as amended by that certain letter of the Seller referencing “Transaction Expenses”, dated as of August 2, 2004, accepted and agreed to by the Purchaser, and that certain letter of the Seller referencing the Second Side Letter, dated August 9, 2004

Ladies and Gentlemen :

This side letter (the “Letter”) is delivered by the Purchaser, in connection with the Purchase Agreement, pursuant to which the Purchaser has agreed to acquire from the Seller all of the issued and outstanding shares (the “TPS II Shares”) of TPS Holdings II, Inc. (“TPS II”), a Florida corporation. Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

The Parties have agreed to modify the Purchase Agreement as set forth herein.

Subsection 7(a) of the Purchase Agreement is hereby supplemented by adding the following language immediately before the period at the end of the first sentence thereof:

“(including, without limitation, those filings with the Federal Communications Commission (the “FCC”) concerning the Transaction and also prior transactions involving Seller Affiliates and relating to the radio licenses for the TIE Assets (the “FCC Filings”))”

Subsection 11(c) of the Purchase Agreement is hereby amended by deleting the parenthetical beginning on the third line thereof in its entirety and replacing such with the following:

“(including the FCC Filings)”

Subsection 13(ii) of the Purchase Agreement is hereby deleted in its entirety and replaced by the following:

“ii)	the Purchaser if it has not received the Seller Satisfaction Notice by September 30, 2004.”

Section 16 of the Purchase Agreement is hereby supplemented by adding the following definitions in proper alphabetical order:

“ “FCC” shall have the meaning set forth in Subsection 7(a) hereof.

“FCC Filings” shall have the meaning set forth in Subsection 7(a) hereof.”

Section 1 of Exhibit E to the Purchase Agreement is hereby supplemented by adding the following language to the end thereof:

“In consideration of the Purchaser’s amendment of its condition precedent to provide that only the filing of the FCC Filings, and not approval from the FCC, shall be a condition precedent to the Purchaser’s obligation to purchase the TPS II Shares, the Parent hereby agrees, upon Consummation, to indemnify, save and hold harmless the Purchaser and all Purchaser Affiliates (including, without limitation, TIE and all of its subsidiaries) on demand from and against any and all liabilities, penalties and fines arising out of Seller’s or any Seller Affiliates’ failure to notify the FCC of their acquisitions of TIE Assets or the restructuring of their ownership structure therefor.”

If you agree to and accept the foregoing, please so indicate by executing and returning to us the enclosed duplicate of this letter.

Very truly yours,

PSEG Americas Inc

By:	/s/ Nelson Garcez, Jr.
Name:	Nelson Garcez, Jr.
Title:	Vice President

ACCEPTED AND AGREED TO:

TIE NEWCO HOLDINGS, LLC

By:	/s/ C. R. Black
Name:
Title:

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